

Mail Stop 7010

May 2, 2007

Via U.S. mail and facsimile

Mr. Michael T. McDonnell
Chief Executive Officer
Pregis Corporation
1650 Lake Cook Road
Deerfield, IL 60015

>   **Re: Pregis Corporation**
>   **Amendment No. 4 to Registration Statement on Form S-4**
>   **Filed April 16, 2007**
>   **File No. 333-130353 and 333-130353-01 through 04**

Dear Mr. McDonnell:

        We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1. Expand your revenue recognition policy to address your resin resale transactions. Clarify when such revenue is recognized and address the indicators set forth in EITF 99-19 that led you to conclude that such revenues should be reported net.

                              *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3854 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Michael A. Levitt
        Fried, Frank, Harris, Shriver & Jacobson LLP
        One New York Plaza
        New York, NY 10004